CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED
DECEMBER 31, 2006

(Expressed in Canadian Dollars, unless otherwise stated)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

AMARC RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	December 31, 2006	March 31, 2006
	(Unaudited)
ASSETS

Current assets
Cash and equivalents	$5,705,359	$4,537,933
Amounts receivable and prepaids	122,743	100,917
Balances receivable from related parties (note 7)	128,301	233,308
	5,956,403	4,872,158

Equipment (note 4)	25,860	36,951
Mineral property interests (note 5)	42,500	98,429

	$6,024,763	$5,007,538

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$59,950	$38,431
Subscription receipts (note 6)	2,119,500	–
	2,179,450	38,431

Shareholders' equity
Share capital	23,997,068	23,997,068
Contributed surplus	487,821	487,821
Deficit	(20,639,576)	(19,515,782)
	3,845,313	4,969,107
Nature of operations (note 1)
Commitments (note 6)
Subsequent events (notes 6 and 8)

	$6,024,763	$5,007,538

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

AMARC RESOURCES LTD.
Consolidated Statements of Operations and Deficit
(Unaudited - Expressed in Canadian Dollars)

	Three months ended December 31		Nine months ended December 31
	2006	2005	2006	2005

Expenses
Amortization	$1,989	$2,538	$5,968	$7,614
Conference and travel	17,432	34,305	60,264	34,557
Exploration (schedule)	368,979	498,149	762,608	2,982,042
Legal, accounting, and audit	1,992	8,272	11,686	57,894
Management and consulting	2,812	7,302	52,109	34,845
Office and administration	45,557	30,158	105,828	106,447
Property investigation	(3,712)	1,681	8,093	1,681
Salaries and benefits	56,370	89,348	168,922	329,894
Shareholder communication	11,236	13,513	42,079	63,837
Stock-based compensation (recovery) - administration	–	–	–	(9,875)
Stock-based compensation (recovery) - exploration	–	–	–	(6,407)
Trust and filing	3,401	3,107	8,940	11,576
	506,056	688,373	1,226,497	3,614,105

Other items
Foreign exchange gain	(47,508)	(681)	(50,399)	(46,875)
Interest income and other	(31,481)	(33,650)	(109,911)	(95,322)
Loss on sale of equipment	–	–	1,678	–
Loss on sale of marketable securities	–	–	–	387
Mark-to-market adjustment on warrants	–	9,000	–	107,000
Write down of marketable securities	–	10,000	–	67,392
Write down of mineral property interest	–	10,000	55,929	10,000
	(78,989)	(5,331)	(102,703)	42,582

Loss for the period	$427,067	$683,042	$1,123,794	$3,656,687

Deficit, beginning of period	$20,212,509	$18,648,524	$19,515,782	$15,674,879

Deficit, end of period	$20,639,576	$19,331,566	$20,639,576	$19,331,566

Basic and diluted loss per share	$0.01	$0.01	$0.02	$0.07

Weighted average number
of common shares outstanding	52,459,473	51,337,107	52,459,473	49,053,846

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended December 31		Nine months ended December 31
Cash provided by (used in)	2006	2005	2006	2005

Operating activities
Loss for the period	$(427,067)	$(683,042)	$(1,123,794)	$(3,656,687)
Items not involving cash
Amortization	1,989	2,538	5,968	7,614
Common shares issued for property fees	–	–	–	18,750
Loss on sale of equipment	–	–	1,678	–
Gain or loss on sale of marketable securities	–		–	387
Mark-to-market adjustment on warrants	–	9,000	–	107,000
Stock-based compensation	–		–	(16,282)
Write down of marketable securities	–	10,000	–	67,392
Write down of mineral property interest	–	10,000	55,929	10,000
Changes in non-cash working capital items
Amounts receivable and prepaids	10,736	68,657	(21,826)	1,691
Balances receivable from and payable
to related parties	(15,045)	(501,944)	105,007	(636,539)
Accounts payable and accrued liabilities	(17,282)	(204,696)	21,519	(740,346)
Cash used in operating activities	(446,669)	(1,289,487)	(955,519)	(4,837,020)

Investing activities
Proceeds from sale of equipment	–	–	3,445	–
Proceeds from sale of marketable securities	–	–	–	2,119
Cash provided by investing activities	–	–	3,445	2,119

Financing activities
Issuance of share capital, net of issue costs	–	1,518,213	–	1,587,402
Subscription receipts, net of issue costs	2,119,500	–	2,119,500	–
Cash provided by financing activities	2,119,500	1,518,213	2,119,500	1,587,402

Increase (decrease) in cash and equivalents	1,672,831	228,726	1,167,426	(3,247,499)

Cash and equivalents, beginning of period	4,032,528	3,859,154	4,537,933	7,335,379

Cash and equivalents, end of period	$5,705,359	$4,087,880	$5,705,359	$4,087,880

The accompanying notes are an integral part of these consolidated financial statements.

Supplementary cash flow information:

Interest paid	$-	$-	$-	$-
Taxes paid	$-	$-	$-	$-

Non cash financing and investing activities:
Issuance of common shares for property option fees	$-	$-	$-	$18,750
Receipt of 250,000 common shares of
Endurance Gold Corporation for property option	$-	$36,000	$-	$47,500

AMARC RESOURCES LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

All British Columbia, Canada properties	Three months ended December 31		Nine months ended December 31
	2006	2005	2006	2005

Exploration Cost
Assays and analysis	$64,679	$41,101	$97,646	$196,273
Drilling	–	174,374	–	260,900
Environmental	–	–	197	–
Equipment rental	6,868	53,691	25,695	185,222
Freight	265	22,318	822	40,156
Geological	215,194	71,598	451,805	1,105,607
Graphics	4,496	(3,228)	6,502	18,976
Helicopter	13,017	109,837	42,358	260,720
Property fees and assessments	3,190	20,000	3,390	23,310
Property option payments	25,000	–	25,000	78,750
Site activities	11,554	(14,368)	62,660	722,042
Travel and accommodation	24,716	22,826	46,533	90,086
Incurred during period	368,979	498,149	762,608	2,982,042
Cumulative expenditures, beginning of the period	15,554,392	14,631,831	15,160,763	12,147,938
Cumulative expenditures, end of the period	$15,923,371	$15,129,980	$15,923,371	$15,129,980

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended December 31, 2006 and 2005
(Unaudited – Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended March 31, 2006.

Operating results for the three and nine month periods ended December 31, 2006 are not necessarily indicative of the results that may be expected for the full year ending March 31, 2007 or for any other period.

These interim consolidated financial statements are prepared on the basis that the Company will continue as a going concern. Management recognizes that the Company will need to generate additional financial resources in order to meet its planned business objectives. However, there can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Compania Minera Amarc SA de CV and Amarc Exploraciones Mineras SA de CV, both of which are incorporated in Mexico. Also included are the accounts of the Precious Exploration Limited Partnership, which is subject to the Company’s control and primary beneficial ownership.

All material inter-company balances and transactions have been eliminated.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended December 31, 2006 and 2005
(Unaudited – Expressed in Canadian Dollars)

3.	MARKETABLE SECURITIES

Market
	Number	Book value	value
December 31, 2006
ComWest Enterprise Corp. warrants (note 5(a))	–	–	–
Total		$–	$–

4.	EQUIPMENT

		Accumulated
	Cost	Amortization	Net Book Value
December 31, 2006
Vehicles	$–	$–	$–
Site equipment	77,551	(51,691)	25,860
Total	$77,551	$(51,691)	$25,860

March 31, 2006
Vehicles	$24,514	$(19,391)	$5,123
Site equipment	77,551	(45,723)	31,828
Total	$102,065	$(65,114)	$36,951

5.	MINERAL PROPERTY INTERESTS

	Balance	Written down	Balance
Property Acquisition Costs	March 31, 2006	during the year	December 31, 2006
British Columbia, Canada
Buck (a)	$55,929	$(55,929)	$–
Nechako	42,500	–	42,500
Total	$98,429	$(55,929)	$42,500

(a)	Buck Property, British Columbia

In January 2004, the Company entered into an agreement to acquire a 100% interest in the Buck mineral property. The 4,750 hectare Buck property, located 20 kilometers south of Houston, was acquired from United Mineral Services Ltd., a private company owned by a director of the Company, by reimbursing the cost of: staking the property, line-cutting to establish a survey grid over it and performing an induced polarization geophysical survey on the property.

In July 2004, the Company reached an agreement with Chatworth Resources Inc. (“Chatworth”, then GMD Resource Corp.), pursuant to which Chatworth could earn a 50% interest in the Buck claims by (i) issuing 100,000 units comprised of 100,000 common shares of Chatworth at a deemed price of $0.05 per share, and 100,000 two-year share purchase

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended December 31, 2006 and 2005
(Unaudited – Expressed in Canadian Dollars)

warrants exercisable at $0.10 per share in the first year and $0.15 per share in the second year, and (ii) incurring exploration expenditures totaling $500,000 over five years, with a minimum annual expenditure of $100,000.

Upon signing the agreement, 100,000 common shares and 100,000 warrants of Chatworth were received by the Company. The 100,000 pre-consolidation Chatworth shares, with an estimated fair value of $5,000, was credited against the acquisition cost of the property. Subsequently, Chatworth completed a 6-for-1 share consolidation. The fair value of the Chatworth warrants was estimated at $5,000 and was credited against the acquisition cost of the property.

Chatworth did not perform its obligations under the July 2004 option agreement causing the agreement to lapse. Chatworth had since amalgamated with ComWest Capital Corp. to form ComWest Enterprise Corp. In November 2005, Chatworth amalgamated with ComWest Capital Corp. to form ComWest Enterprise Corp. (“ComWest”). Under the amalgamation agreement, the Company’s 16,667 post-consolidated Chatworth warrants (100,000 pre-consolidation) were exchanged for 12,426 ComWest warrants, which entitled the Company to acquire a ComWest Class “B” voting common share at $1.207 per share until July 16, 2006. These warrants expired unexercised.

The Company allowed the property to lapse and a write down of $55,929 to the Buck property interest was recorded during the period ended June 30, 2006.

(b)	Bodine Property, British Columbia

On November 14, 2006, the Company reached an option agreement with an arm's length party to acquire a 100% undivided interest in the Bodine property (“Bodine”), located approximately 110 kilometers northeast of Smithers, in the Omineca Mining Division in central British Columbia.

The Company can acquire its interest in Bodine by making staged cash payments totaling $225,000 and expending $2,000,000 on the property over the next four years. Bodine is subject to a 3% net smelter royalty, 2% of which may be purchased at the Company’s sole discretion for $2,000,000 with the remaining 1% subject to a right of first refusal in favor of the Company. Annual advance royalty payment of $50,000 will be payable beginning from the fifth year of the agreement to the fifteenth year of the agreement.

On December 4, 2006, the Company paid the initial payment of $25,000 to purchase Bodine. The Company has recorded the payment as a property option expense in the period ended December 31, 2006.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended December 31, 2006 and 2005
(Unaudited – Expressed in Canadian Dollars)

6.	SUBSCRIPTION RECEIPTS

On December 22, 2006, the Company announced a private placement of up to 10,000,000 units (“Units”), of which up to 40% will be flow-through units, at a price of $0.50 per Unit. The private placement was subsequently increased to 10,490,000 Units consisting of 4,490,000 flow-through units and 6,000,000 non-flow-through units. Each flow-through unit consists of one flow-through common share and a warrant and each non-flow-through unit consists of one non-flow-through common share and a warrant. Each warrant entitles the holder to purchase one non-flow-through common share for a period of 24 months, at a price of $0.55 per share. The private placement was completed on January 26, 2007. The Units are subject to a four month hold period under applicable Canadian securities legislation.

As at December 31, 2006, $2,119,000, net of issue costs, had been received in subscription receipts for Units, of which 100% were for flow-through units. Expenses to be incurred from the proceeds of the flow-through units were renounced to investors on December 31, 2006. The remaining $3,000,000 in subscription receipts for non-flow-through units were received subsequent to December 31, 2006. In accordance with Canadian Income Tax Act S.66, the Company is obligated to spend the proceeds from the flow-through units by December 31, 2007.

7.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances receivable (payable)	December 31, 2006	March 31, 2006
Hunter Dickinson Inc.	$128,301	$233,308

	Three months ended		Nine months ended
	December 31		December 31
Transactions	2006	2005	2006	2005
Services rendered and expenses reimbursed:
Hunter Dickinson Inc.	$271,240	$(27,486)	$640,272	$1,182,374
Hunter Dickinson Group Inc.	–	3,200	–	6,400

8.	SUBSEQUENT EVENT

On January 26, 2007, the Company advanced $5,500,000 to Rockwell Ventures Inc. (“Rockwell”), a related party by virtue of common directors, pursuant to a 90-day promissory note. Interest on the promissory note is calculated at a rate of 20% per annum, compounded quarterly. In the event that there is a change in control of Rockwell, the loan becomes payable on demand. In addition, should Rockwell, or any of its subsidiaries sell or dispose of any assets, other than in the normal course of business, or if Rockwell should complete one or more equity or debt financings, Rockwell is to use the proceeds from such sales to repay the loan to the Company. Rockwell may prepay the loan in whole or in part, provided that amounts outstanding under its credit facility are repaid first.